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                         June 7, 2024

       Christopher Bunka
       Chairman and Chief Executive Officer
       Lexaria Bioscience Corp.
       #100     740 McCurdy Road
       Kelowna, British Columbia VIX 2P7

                                                        Re: Lexaria Bioscience
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed June 3, 2024
                                                            File No. 333-279909

       Dear Christopher Bunka:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tamika
Sheppard at 202-551-8346 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Avital Perlman